

NEWS RELEASE

TSX: **IMG**   NYSE: **IAG**

IAMGOLD REPORTS 2013 RESERVES OF 10.1 MILLION OUNCES
AND MEASURED AND INDICATED RESOURCES OF 23.4 MILLION OUNCES;
AVERAGE GRADE OF MINERAL RESERVES INCREASES TO 1.2 g/t Au

All dollar amounts are in U.S. dollars unless otherwise indicated.

Toronto, Ontario, February 19, 2014 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today announced its 2013 year-end mineral reserve and resource statement. Highlights include:

- Total attributable proven and probable gold reserves decreased by 11% or 1.2 million ounces (after depletion) to 10.1 million ounces of gold at the end of 2013 mainly impacted by Rosebel (-1.4 million ounces) as a result of mining parameter changes reflecting higher costs associated to hard rock mining and Sadiola (-0.7 million ounces) due to change in gold price assumptions used, partially offset by an increase at Essakane (+0.8 million ounces) due to positive drilling results. The weighted average grade of the proven and probable mineral reserves has increased from 1.1 g/t Au to 1.2 g/t Au.

- Total attributable measured and indicated gold resources (inclusive of reserves) increased by 4% or 0.8 million ounces at 23.4 million ounces of gold at the end of 2013 mainly due to the addition of Boto (+1.1 million ounces) and Essakane (+0.6 million ounces) as a result of positive drilling results, partially offset by Rosebel (-0.3 million ounces) due to mining parameter changes in pits, reflecting the higher costs associated with harder rock mining and Sadiola (-0.5 million ounces) due to change in gold price assumptions used. The weighted average grade of the proven and probable mineral resources remained at 1.1 g/t Au.

- The niobium probable mineral reserves have decreased by 3% to 1,707 million kilograms of contained Nb_2O_5 based on the block caving scenario.

- Niobium measured and indicated resources have increased by 3% to 2.7 billion kilograms of contained Nb_2O_5 compared to the prior year.

Steve Letwin, President and CEO of IAMGOLD, said, "Amidst a $125 million company-wide cost reduction program that included a $41 million cut to the exploration plan for the year, the exploration and mine site geology teams made remarkable progress on a number of fronts. The attributable probable mineral reserves at Essakane increased by 25% after depletion from 3.3 to 4.1 million ounces, as additional resources were found at depth and laterally in the mine pit and the model reflected more continuity in some zones. In addition, the average grade of the mineral reserves at Essakane increased from 1.00 to 1.12 g/t Au.   The Westwood mineral reserves increased by over 40% from 348,000 to 510,000 ounces from a positive conversion of mineral resources, which also saw a net increase as a result of a successful 2013 drilling campaign.

"On the greenfield front, a maiden resource was declared on July 29, 2013 at the Boto project in Senegal, in close proximity to some of our exploration interests in Mali. We are also excited about the progress to date and the work underway at the Pitangui Project in Brazil with a delineation drilling program advancing the project towards an initial mineral resource estimate.   Several new option agreements have also been reached with exploration companies with promising projects in regions such as Colombia and in Canada. Although early stage, these projects present drill ready targets with potentially short time lines to discovery and reflect the hard work of our exploration team to continue to identify and build a pipeline of growth opportunities."

On January 22, 2013, the Company announced an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 269 million tonnes, averaging 0.88 g/t Au for 7.61 million ounces and inferred resources of 44 million tonnes, averaging 0.74 g/t Au for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 g/t Au, represents a 114% increase in indicated resources in comparison to the previous estimate announced October 4, 2012.

NIOBIUM

In 2013, more than 14,800 metres of underground diamond drilling were completed as part of the expansion program with the objective to increase the confidence of the resources and support a five-year transition strategy towards the planned expansion of the operation. Results were as expected. In addition, over 6,900 metres of surface exploration and condemnation drilling were completed to acquire further geological and geotechnical information to assist in the design of planned mine development and surface infrastructure. The drilling programs ended in late August. Metallurgical test work was carried out continuously during the year to confirm estimated recoveries as part of the resource estimation process.

As of December 31, 2013, based on the block caving scenario, the niobium probable mineral reserves were 1.7 billion kilograms of contained Nb_2O_5 and the measured and indicated resources increased from 2.56 to 2.65 billion kilograms.

RARE EARTH ELEMENTS

As amended on September 19, 2013, IAMGOLD announced an indicated resource or 531.4 million tonnes at an average grade of 1.64% Total Rare Earth Oxides ("TREO") and inferred resource of 527.2 million tonnes at an average grade of 1.83% TREO estimated on the rare earth elements ("REE") zone located adjacent to and one kilometre north of its Niobec niobium mine. There were no changes made in 2013 to the estimated mineral resources previously announced.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2013 year-end statement were estimated using a $1,400 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Note: Mineral reserves have been estimated as at December 31, 2013 using the block caving scenario using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb_2O_5 per tonne (before recovery) under the block caving scenario.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.
The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold, Niobium and TREO Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Table 1: Mineral Reserves and Resources of Gold Operations

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
As at December 31, 2013	MINERAL RESERVES AND RESOURCES [1] [2] [3] [4]			
Rosebel [5], Suriname				**(95%)**
Proven Reserves	94,095	1.0	3,124	2,968
Probable Reserves	39,195	0.9	1,149	1,092
Subtotal	**133,290**	**1.0**	**4,273**	**4,060**
Measured Resources	152,858	1.0	4,939	4,692
Indicated Resources	79,441	1.0	2,538	2,411
Inferred Resources	14,433	0.7	346	329
Essakane [6], Burkina Faso				**(90%)**
Probable Reserves	126,806	1.1	4,573	4,116
Subtotal	**126,806**	**1.1**	**4,573**	**4,116**
Indicated Resources	144,115	1.1	5,270	4,743
Inferred Resources	20,227	1.1	704	634
Sadiola [7], Mali				**(41%)**
Probable Reserves	56,406	1.9	3,492	1,432
Subtotal	**56,406**	**1.9**	**3,492**	**1,432**
Measured Resources	16,260	0.8	433	178
Indicated Resources	94,868	2.0	6,171	2,530
Inferred Resources	14,949	2.0	953	391
Yatela [8], Mali				**(40%)**
Measured Resources	880	0.5	15	6
Westwood [9], Canada				**(100%)**
Proven Reserves	47	9.3	14	14
Probable Reserves	1,546	10.0	496	496
Subtotal	**1,593**	**10.0**	**510**	**510**
Measured Resources	45	10.1	15	15
Indicated Resources	1,243	13.0	521	521
Inferred Resources	10,162	10.9	3,548	3,548
Mouska [10], Canada				**(100%)**
Proven Reserves	20	15.6	10	10
Subtotal	**20**	**15.6**	**10**	**10**
Measured Resources	29	14.7	14	14
Inferred Resources	255	15.1	124	124
Doyon [11], Canada				**(100%)**
Measured Resources	313	4.1	41	41
Indicated Resources	686	3.6	79	79
Inferred Resources	1,477	4.8	228	228
Côté Gold [12], Canada				**(92.5%)**
Indicated Resources	269,300	0.9	7,606	**7,036**
Inferred Resources	43,800	0.7	1,043	**965**
Boto [13], Senegal				**(100%)**
Indicated Resources	21,960	1.6	1,142	**1,142**
Indicated Resources	1,861	1.4	81	**81**
TOTAL				
Proven & Probable Reserves	318,115	1.3	12,858	10,127
Meas. & Indicated Resources	781,999	1.1	28,785	23,408
Inferred Resources	107,164	2.0	7,027	6,299

[1] Measured and indicated resources are inclusive of proven and probable reserves.

[2] In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves, except for Westwood where 35% dilution was applied to the reserves.

[3] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[4] Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

[5] Rosebel mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[6] Essakane mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[7] Mineral reserves at Sadiola have been estimated as of December 31, 2013 using an average of $1,100/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

[8] Mineral resources at Yatela have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

[9] Westwood mineral reserves have been estimated as of December 31, 2013 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2013 using a $1,400/oz gold price, 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

[10] Mineral reserves at Mouska have been estimated as of December 31, 2013 using a $1,300/oz gold price and mineral resources have been estimated as of December 31,2013 using a $1,300/oz gold price and have been estimated in accordance with NI 43-101.

[11] Mineral resources at Doyon have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[12] Côté Gold mineral resources have been estimated as of December 31, 2013 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[13] Boto mineral resources have been estimated as of December 31, 2013 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

Table 2: Mineral Reserves and Resources of Niobium Operation

As at December 31,2013 NIOBIUM OPERATION	MINERAL RESERVES AND RESOURCES [1] [2] [3] [4] [5] [6]		
	Tonnes (000s)	Grade Nb_2O_5 (%)	Contained Nb_2O_5 (million kilograms)
Niobec, Quebec			(100%)
Probable Reserves	416,420	0.41	1,707
Measured Resources	288,328	0.43	1,251
Indicated Resources	352,505	0.40	1,402
Inferred Resources	61,085	0.38	229

[1] Measured and indicated resources are inclusive of probable reserves.

[2] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[3] Mineral reserves have been estimated as at December 31, 2013 under the block caving scenario using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb_2O_5 per tonne (before recovery) under the block caving scenario.

[4] There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

[5] A small amount of Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. A conservative 0% Nb_2O_5 was applied to that material.

[6] Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Table 3: Mineral Resources of the Rare Earth Project

As at December 31,2013

REE ZONE MINERAL RESOURCE ESTIMATE (1) (2) (3) (4) (5)

	Tonnes (millions)	Grade TREO (%)	Contained TREO (million kilograms)	HREO (ppm)
St-Honoré, Quebec			**(100%)**	
Indicated Resources	531.4	1.64	8,730.3	312
Inferred Resources	527.2	1.83	9,651.7	312

As at December 31,2013

BREAKDOWN OF INDIVIDUAL LIGHT ELEMENTS

	Ce_20_3 (ppm)	La_20_3 (ppm)	Nd_20_3 (ppm)	Pr_20_3 (ppm)	Sm_20_3 (ppm)
LIGHT REO			**(100%)**		
Indicated Resources	7887	4092	3034	870	338
Inferred Resources	8046	4298	2968	869	314

As at December 31,2013

BREAKDOWN OF INDIVIDUAL HEAVY ELEMENTS

	Gd_20_3 (ppm)	Eu_20_3 (ppm)	Dy_20_3 (ppm)	Tb_20_3 (ppm)	Er_20_3 (ppm)	Ho_20_3 (ppm)	Yb_20_3 (ppm)	Tm_20_3 (ppm)	Lu_20_3 (ppm)
HEAVY REO			**(100%)**						
Indicated Resources	159	72	45	14	10	5	5	1	1
Inferred Resources	141	67	37	12	8	5	5	1	1

(1) CIM definitions were followed for Mineral Resources Classification
(2) Mineral resources were estimated by Réjean Sirois, ing. Vice President, Geology and Resources, G Mining Services Inc.
(3) Mineral resources are estimated at a cut-off grade of 0.5% TREO
(4) Estimated resource is enclosed within the core of the carbonatite complex and are confined between the bedrock and 700 metres below surface
(5) Numbers may not add due to rounding